UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

082490103

(CUSIP Number)

Michael Kime

5000 Washington Place, Suite 200

St. Louis, Missouri 63108

(314) 422-3388

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS iSelect Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

(1)	This amount includes 49,732 shares owned of record by iSelect Fund Management, LLC (“iSelect Management”) and 1,092,920 shares directly held by iSelect Fund — Argonautics, LLC (the “iSelect Fund”).

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Quarterly Report on Form 10-Q of Benson Hill, Inc. (the “Issuer”) for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2024).

2

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS iSelect Fund — Argonautics, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,092,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,092,920

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

3

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Michael D. Kime
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

4

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Richard P. Imperiale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

5

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS James M. Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

6

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Carter Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(3)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(4)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

7

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Susan Slavik Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

8

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,650,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,650,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

9

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,403,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,403,474(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,403,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	1,536,468 of these shares (the “Earnout Shares”) are held in an escrow account and subject to an earn-out contingency until the achievement of certain stock price targets pursuant to the Issuer’s business combination on September 29, 2021. Any Earnout Shares that have not vested pursuant to such targets by September 29, 2024 will be released by the escrow agent to the Issuer for cancellation.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

10

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Chiu Wing Nga Rita
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,053,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,053,474(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes (a) 4,650,000 shares beneficially owned by Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP) and (b) 11,403,474 shares beneficially owned by Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP), of which 1,536,468 are Earnout Shares that are held in an escrow account and subject to an earn-out contingency until the achievement of certain stock price targets pursuant to the Issuer’s business combination on September 29, 2021. Any Earnout Shares that have not vested pursuant to such targets by September 29, 2024 will be released by the escrow agent to the Issuer for cancellation.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

11

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS S2G Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,631,755(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,631,755(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,631,755(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 138,888 shares of Common Stock issuable upon the exercise of 416,666 warrants.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

12

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Fall Line Endurance Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

13

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Fall Line Endurance GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

14

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Eric O’Brien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

15

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Clay Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

16

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Matthew B. Crisp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,820,377
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,820,377
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,820,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

17

SCHEDULE 13D

Explanatory Note

With respect to Chiu Wing Nga Rita, Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP) and Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP) (collectively, the “Argonautic Reporting Persons”), this Schedule 13D supersedes the Schedule 13G relating to shares of the Common Stock, as last amended by Amendment No. 2 filed on February 7, 2023, filed jointly by the Argonautic Reporting Persons, relating to shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”). With respect to S2G Investments, LLC (“S2G” and, together with the Argonautic Reporting Persons, the “Prior Schedule 13G Filers”), this Schedule 13D supersedes the Schedule 13G relating to shares of the Common Stock, as last amended by Amendment No. 1 filed on May 6, 2024, filed jointly by S2G and Builders Vision, LLC (“BV”). As reported in such Amendment No. 1, BV ceased to have voting or dispositive control of the Common Stock as a result of the launch transaction disclosed therein. With respect to the Prior Schedule 13G Filers, this Schedule 13D is being filed because, among other reasons, the Prior Schedule 13G Filers may no longer qualify to file on Schedule 13G. See Items 2, 4 and 5 below.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Benson Hill, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1001 North Warson Road, St. Louis, Missouri 63132.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed jointly by the following persons (hereinafter referred to collectively as the “Reporting Persons”).

●	iSelect Management;

●	the iSelect Fund;

●	Michael D. Kime (“Kime”);

●	Richard P. Imperiale (“Imperiale”);

●	James M. Meyer (“Meyer”);

●	Carter Williams (“Carter Williams”);

●	Susan Slavik Williams (“Susan Williams”);

●	Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP) (“Argonautic SS Fund III”);

●	Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP) (“Argonautic SS Fund II”);

●	Chiu Wing Nga Rita (“Chiu”);

●	S2G;

●	Fall Line Endurance Fund, LP (“Fall Line LP”);

●	Fall Line Endurance GP, LLC (“Fall Line GP”);

●	Eric O’Brien (“O’Brien”);

●	Clay Mitchell (“Mitchell”); and

●	Matthew B. Crisp (“Crisp”);

The Reporting Persons have entered into a Joint Filing Agreement, filed herewith as Exhibit 99.1, pursuant to which the Reporting Persons agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

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(b)	The business address of iSelect Management, the iSelect Fund, Kime, Imperiale, Meyer, Carter Williams and Susan Williams (collectively, the “iSelect Reporting Persons”) is 5000 Washington Place, Suite 200, St. Louis, Missouri 63108.

The business address of the Argonautic Reporting Persons is 2/f, Strathvale House, 90 North Church Street, P.O. Box 1103, George Town, Grand Cayman KY1-1102, Cayman Islands

The business address of S2G is 167 N. Green Street, Chicago, Illinois 60607.

The business address of Fall Line LP, Fall Line GP, O’Brien and Mitchell (collectively, the “Fall Line Reporting Persons”) is 160 Bovet Road, Suite 310, San Mateo, California 94402.

The business address of Crisp is 8 Lynne Court, Olivette, Missouri 63132.

(c)	The present principal occupation or employment of each of the Reporting Persons and the principal business and address of any corporation or other organization in which such employment is conducted is as follows:

iSelect Management is the investment adviser to the iSelect Fund, which is a venture capital fund. Kime, Imperiale, Meyer, Carter Williams and Susan Williams compose the board of managers of iSelect Management.

Chiu holds a direct or indirect interest in, and acts as a director of, Argonautic SS Fund II and Argonautic SS Fund III, which are investment funds.

In April 2024, the investment team that has continuously managed S2G Ventures Fund I, L.P, S2G Ventures Fund II, L.P. and S2G Builders Food & Agriculture Fund III, LP (collectively, the “S2G Food & Agriculture Funds” and the direct holders of the Common Stock) launched as a separate registered investment adviser called S2G. Although BV continues to serve as or control the General Partner of each of the S2G Food & Agriculture Funds, BV has delegated to S2G all voting and investment control of the S2G Food & Agriculture Funds.

The principal business of Fall Line LP and Fall Line GP is to invest in real estate and the securities of a variety of companies. Fall Line GP is the general partner of Fall Line LP. O’Brien is co-founder and managing director of Fall Line LP. Mitchell is co-founder and managing director of Fall Line LP. O’Brien and Mitchell are the managing members of Fall Line GP.

The principal occupation of Crisp is acting as principal of Crisp & Company, LLC, an advisory services provider. Crisp was formerly the Chief Executive Officer and a director of the Issuer until his resignation from both positions on June 15, 2023.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is not being made as a result of any particular acquisition or disposition of shares of Common Stock by the Reporting Persons. The descriptions of the Potential Transaction (as defined below) under Item 4 is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. The Reporting Persons intend to review their respective investments on a regular basis and, as a result thereof, may, directly or through one or more affiliates, at any time or from time to time determine, either individually or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of any agreements between any Reporting Person and the Issuer.

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The Reporting Persons have explored, and expect to continue to explore, either individually or as part of a group of some or all of the Reporting Persons, various potential alternatives with respect to their investments in the Issuer, including, among other things, extraordinary corporate transactions involving the Issuer, such as a merger, reorganization, consolidation or other take-private transaction that could result in the delisting and/or deregistration of the publicly traded securities of the Issuer, joint ventures, or other material changes to the Issuer’s business or capital or governance structure (any of the foregoing, a “Potential Transaction”). There can be no guarantee that the Reporting Persons will make any such proposal, and if any such proposal is made, the Reporting Persons can provide no assurances such proposal will be accepted or that they will successfully consummate any Potential Transaction. Continued exploration of any such proposal, and whether the Reporting Persons will make any such proposal and the completion of any such Potential Transaction, is subject to many factors, many of which are outside the control of the Reporting Persons, including, but not limited to, the following: terms believed by the Reporting Persons to be favorable to them; the Reporting Persons’ ongoing assessment of the Issuer’s business, prospects, and other developments concerning the Issuer and its businesses generally; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Persons; and prevailing market conditions, including the market price of the securities of Issuer.

The iSelect Reporting Persons have been engaged, and intend to continue to engage, in communications, discussions and negotiations with members of the Issuer’s management and of the board of directors of the Issuer (the “Board”), and their respective legal, financial, accounting and other advisors; potential partners and counterparties in any Potential Transaction; current or prospective stockholders of the Issuer; and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the iSelect Reporting Persons and/or their affiliates.

The Argonautic Reporting Persons, S2G, Fall Line and O’Brien and Crisp have begun to engage, and intend to continue to engage, in communications, discussions and negotiations with members of the Issuer’s management and of the Board, and their respective legal, financial, accounting and other advisors; potential partners and counterparties in any Potential Transaction; current or prospective stockholders of the Issuer; and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the Argonautic Reporting Persons, S2G, Fall Line and O’Brien, Crisp and/or their affiliates.

To facilitate their consideration of such matters, each of the Reporting Persons has retained, or intends to retain, consultants and advisors and enter into discussions with potential sources of capital and other third parties. Each of the Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

In addition, the Reporting Persons have begun to engage, and intend to continue to engage, on a coordinated basis, in communications, discussions and negotiations with each of the other Reporting Persons to engage in concerted actions regarding a Potential Transaction. In connection with the communications, discussions and negotiations referenced in the preceding sentence, each Reporting Person that is a party to a non-disclosure agreement or confidentiality agreement with the Issuer has, to the extent necessary, requested from the Issuer, and received, a waiver from the provisions of their respective non-disclosure agreement or confidentiality agreement that would otherwise preclude such communications, discussions and negotiations. SEC guidance provides that as a result of such communications, discussions and negotiations by the Reporting Persons with each of the other Reporting Persons regarding a Potential Transaction, (i) the Reporting Persons may be deemed to be a part of a group with each of the other Reporting Persons acting together for that common purpose, and (ii) the shares of Common Stock beneficially owned by each Reporting Person may be deemed to be beneficially owned by each of the other Reporting Persons. The iSelect Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including any iSelect Reporting Person). The Argonautic Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including any Argonautic Reporting Person). S2G disclaims any beneficial ownership of the shares of Common Stock held by the other Reporting Persons. Fall Line and O’Brien disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including Fall Line and O’Brien). Crisp disclaims any beneficial ownership of the shares of Common Stock held by the other Reporting Persons.

Notwithstanding anything contained herein, the Reporting Persons intend to review their respective investments in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to their investments as they deem appropriate in light of the circumstances existing from time to time. Accordingly, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all such matters described above. Further, the Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their respective investments in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, or acquire additional securities of the Issuer or dispose of all or a portion of the securities of the Issuer beneficially owned by them, in open market or privately negotiated transactions, or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Persons; and prevailing market conditions, including the market price of the securities of the Issuer.

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Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Schedule 13D and the information set forth in Item 2 of this Schedule 13D is incorporated herein by reference.

By virtue of the communications, discussions and negotiations by the Reporting Persons, on a coordinated basis, with each of the other Reporting Persons to engage in concerted actions regarding a Potential Transaction, the Reporting Persons may be deemed to be members of a group with each of the other Reporting Persons acting together for that common purpose pursuant to Section 13(d) of the Exchange Act. However, (i) the iSelect Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including any iSelect Reporting Person), (ii) the Argonautic Reporting Persons disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including any Argonautic Reporting Person), (iii) S2G disclaims any beneficial ownership of the shares of Common Stock held by the other Reporting Persons, (iv) Fall Line and O’Brien disclaim any beneficial ownership of the shares of Common Stock held by the other Reporting Persons (not including Fall Line and O’Brien), and (v) Crisp disclaims any beneficial ownership of the shares of Common Stock held by the other Reporting Persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Common Stock that are beneficially owned by any other Reporting Persons, except for (i) the iSelect Reporting Persons with respect to each other, (ii) the Argonautic Reporting Persons with respect to each other, and (iii) Fall Line and O’Brien with respect to each other. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any other Reporting Persons.

Assuming the Reporting Persons may be deemed to be members of a group with each of the other Reporting Persons acting together for that common purpose pursuant to Section 13(d) of the Exchange Act, and subject to the preceding paragraph, the shares of Common Stock beneficially owned by each Reporting Person may be deemed to be beneficially owned by each of the other Reporting Persons. Accordingly, in the aggregate, the Reporting Persons may be deemed to beneficially own 34,423,815 shares of Common Stock, consisting of an aggregate of (i) 34,284,927 shares of Common Stock and (ii) 138,888 shares of Common Stock issuable to certain Reporting Persons, as disclosed above, pursuant to warrants exercisable within 60 days of the date of this Schedule 13D, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 16.2% of the total number of shares of Common Stock based on (i) 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024 and (ii) the 138,888 shares of Common Stock issuable pursuant to warrants as described above.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the 60 days preceding the date of this filing.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

The information in Items 3, 4 and 6 of this Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 4 and 5 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

99.1*	Joint Filing Agreement

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2024

iSELECT FUND MANAGEMENT, LLC

By:	/s/ Michael D. Kime
Name:	Michael D. Kime
Title:	Manager/Managing Principal

iSELECT FUND — ARGONAUTICS, LLC

By:	/s/ Michael D. Kime
Name:	Michael D. Kime
Title:	Manager/Managing Principal

MICHAEL D. KIME

/s/ Michael D. Kime

RICHARD P. IMPERIALE

/s/ Richard P. Imperiale

JAMES M. MEYER

/s/ James M. Meyer

CARTER WILLIAMS

/s/ Carter Williams

SUSAN SLAVIK WILLIAMS

/s/ Susan Slavik Williams

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND III SP)

By:	/s/ Chiu Wing Nga Rita
Name:	Chiu Wing Nga Rita
Title:	Director

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND II SP)

By:	/s/ Chiu Wing Nga Rita
Name:	Chiu Wing Nga Rita
Title:	Director

CHIU WING NGA RITA

/s/ Chiu Wing Nga Rita

S2G INVESTMENTS, LLC

By:	/s/ Sanjeev Krishnan
Name:	Sanjeev Krishnan
Title:	Managing Partner

FALL LINE ENDURANCE FUND, LP

By: Fall Line Endurance GP, LLC, General Partner

By:	/s/ Eric O’Brien
Name:	Eric O’Brien
Title:	Managing Member

FALL LINE ENDURANCE GP, LLC

By:	/s/ Eric O’Brien
Name:	Eric O’Brien
Title:	Managing Member

ERIC O’BRIEN

/s/ Eric O’Brien

CLAY MITCHELL

/s/ Clay Mitchell

MATTHEW B. CRISP

/s/ Matthew B. Crisp